UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Alpine Immune Sciences, Inc.

(Name of Subject Company)

Alpine Immune Sciences, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Mitchell H. Gold, M.D.

Executive Chairman and Chief Executive Officer

Alpine Immune Sciences, Inc.

188 East Blaine Street, Suite 200

Seattle, Washington 98102

(206) 788-4545

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq.

Douglas N. Cogen, Esq.

Robert A Freedman, Esq.

Amanda L. Rose, Esq.

Victoria A. Lupu, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Paul Rickey Chief Financial Officer Alpine Immune Sciences, Inc. 188 East Blaine Street, Suite 200 Seattle, Washington 98102 (206) 788-4545

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Unless otherwise stated or as the context otherwise requires, references to “Alpine,” “the Company,” “we,” “us,” “our” and similar references refer to Alpine Immune Sciences, Inc. and its subsidiaries. “VIGD,” “SIP” and “TIP” are registered trademarks and “DENALI,” “NEON-1,” “NEON-2,” “RAINIER,” “RUBY,” “SYNERGY” and the Company logo are trademarks of Alpine Immune Sciences, Inc. All rights reserved.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”). The address of Alpine’s principal executive office is 188 East Blaine Street, Suite 200, Seattle, Washington 98102. The telephone number of Alpine’s principal executive office is (206) 788-4545.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Alpine’s common stock, par value $0.001 per share (“Shares”). As of April  19, 2024, there were 65,603,313 shares of Alpine’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Alpine, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the caption entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Adams Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”), to purchase all of the issued and outstanding Shares at a purchase price of $65.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 22, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of April 10, 2024, by and among Alpine, Vertex and Purchaser (as may be amended from time to time, the “Merger Agreement”).

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) a majority of Shares then-outstanding (including Shares issued upon the automatic exercise of any then-outstanding Other Company Warrants (as defined below)) upon the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”) being tendered in the Offer; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the satisfaction of specified foreign regulatory clearances (but only to the extent such foreign clearances are required); (iii) the absence of any legal restraint imposed or law in effect preventing the consummation of the Offer or the Merger (in each case, whether temporary, preliminary or permanent in nature); (iv) the accuracy of Alpine’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement) and subject to other customary qualifications); (v) Alpine’s performance in all material respects of its obligations under the Merger Agreement; (vi) the absence of a Company Material Adverse Effect which is continuing as of immediately prior to the effective time of the Merger (the “Effective Time”); and (vii) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger are not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Vertex with the Securities and Exchange Commission (the “SEC”) on April 22, 2024. A more detailed description of the conditions of the Offer is described in Section 15 of the Offer to Purchase.

Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Alpine, upon the terms and subject to the conditions set forth in the Merger Agreement, with Alpine surviving as a wholly owned subsidiary of Vertex (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Alpine or any wholly owned subsidiary of Alpine (each, an “Alpine Subsidiary”) immediately prior to the Effective Time, (ii) Shares owned by Vertex, Purchaser or any other subsidiary of Vertex or Purchaser at the commencement of the Offer and owned by Vertex, Purchaser or any other subsidiary of Vertex immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase by Purchaser in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL (the “Appraisal Shares”)), will be converted into the right to receive the Offer Price in cash, without interest thereon (the “Merger Consideration”) and subject to any applicable tax withholding.

There are outstanding pre-funded warrants (the “Alpine Pre-Funded Warrants”) to purchase 2,902,127 shares of Alpine’s common stock, with a weighted-average exercise price of $0.001 per share. It is currently anticipated that each Alpine Pre-Funded Warrant will be exercised in full prior to the Offer Closing Time and, if so, the Shares issued thereunder would be tendered in the Offer pursuant to the terms of the Frazier Tender and Support Agreement (as defined below). If and only to the extent not so exercised, pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each Alpine Pre-Funded Warrant that is then outstanding will become exercisable by its holder solely for the same Merger Consideration as such holder would have been entitled to receive following the Effective Time if such holder had been, immediately prior to the Effective Time, the holder of the number of Shares then issuable upon exercise in full of such Alpine Pre-Funded Warrant.

There are outstanding warrants to purchase 41,791 shares of Alpine’s common stock (the “Other Company Warrants”), with a weighted average exercise price of $5.68336 per share. To the extent the Other Company Warrants remain outstanding and unexercised as of immediately prior to the Offer Closing Time, each Other Company Warrant that is then unexercised will be exercised automatically in whole pursuant to the net exercise provisions set forth in such Other Company Warrants and each Share issuable pursuant to such automatic exercise of the Other Company Warrants will be issued by Alpine to the holder of the Other Company Warrant and be outstanding as of immediately prior to the Effective Time, and treated identically to the other Shares outstanding immediately prior to the Effective Time.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger if, among other things, Purchaser irrevocably accepts for payment in connection with the Offer a number of Shares that, when taken together with the Shares otherwise owned by Purchaser or its affiliates, equals at least such percentage of the stock of Alpine that would be required to adopt the Merger Agreement at a meeting of its stockholders. In the case of Alpine, this will be a number of Shares that, when added to the Shares, if any, owned by Purchaser or its affiliates, represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately prior to the Effective Time (including Shares issued upon the automatic exercise of any then-outstanding Other Company Warrants upon the closing of the Offer). If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Alpine will be required to consummate the Merger. As a result of the Merger, Alpine will cease to be a publicly traded company and will become a wholly owned subsidiary of Vertex.

Alpine does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance for payment of the Shares validly tendered and not properly withdrawn in the Offer (the date and time of acceptance for payment, the “Offer Acceptance Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Alpine or either Alpine Subsidiary immediately prior to the Effective Time, (ii) Shares owned by Vertex, Purchaser or any other subsidiary of Vertex or Purchaser at the commencement of the Offer and owned by Vertex, Purchaser or any other subsidiary of Vertex immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase by Purchaser in the Offer or (iv) Appraisal Shares), will be converted into the right to receive the Merger Consideration, subject to any applicable tax withholding. A description of the treatment of Alpine stock options and restricted stock units is set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Alpine—Effect of the Offer and the Merger Agreement on Alpine Equity Incentive Plans, Alpine Equity Compensation Awards and the Employee Stock Purchase Plan.”

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any condition of the Offer or modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that Alpine’s prior written approval is required for Purchaser to, and for Vertex to permit Purchaser to, (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) waive, amend or modify the Minimum Tender Condition (as defined in the Merger Agreement) or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer; (iv) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares; (v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer; (vi) change the form or terms of consideration payable in the Offer; (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on April 22, 2024. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern Time, on May 17, 2024 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. If at the scheduled Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser shall, and Vertex shall cause Purchaser to extend the Offer for one or more consecutive increments of not more than 10 Business Days (as defined in the Merger Agreement) each (or such longer period as may be agreed to by Vertex and Alpine), until such time as such conditions have been satisfied or waived. Purchaser shall, and Vertex shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Stock Market applicable to the Offer. In addition, if at the scheduled Expiration Time each condition to the Offer shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by Alpine, Purchaser shall, and Vertex shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Alpine (or if not so requested by Alpine, as determined by Vertex), but not more than 10 Business Days (as such term is defined in the Merger Agreement) each (or for such longer period as may be agreed to by Vertex and Alpine), provided that Alpine shall not request Purchaser to, and Vertex shall not be required to cause Purchaser to, extend the Offer on more than five occasions.

For the reasons described in more detail below, the board of directors of Alpine (the “Board”) unanimously recommends that Alpine’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These reasons are set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Alpine Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Vertex in connection with the Offer as well as Vertex’s Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Vertex and Purchaser are located at c/o Vertex Pharmaceuticals Incorporated, 50 Northern Avenue, Boston, Massachusetts 02210. The business telephone number for each of Vertex and Purchaser is (617) 341-6100.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Alpine, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Alpine or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Vertex or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Vertex and Purchaser

Merger Agreement

On April 10, 2024, Alpine, Vertex and Purchaser entered into the Merger Agreement. Section 11 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On February 14, 2024, Alpine and Vertex entered into a mutual confidentiality agreement (the “February Confidentiality Agreement”) and on March 21, 2024, Alpine and Vertex entered into a separate mutual confidentiality agreement (the “March Confidentiality Agreement” and, together with the February Confidentiality Agreement, the “Confidentiality Agreements”) pursuant to which Alpine and Vertex agreed to, for a period continuing until March 21, 2027, (i) hold in confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party other than in connection with a potential transaction with the other party, in each case, subject to certain exceptions.

The March Confidentiality Agreement includes a customary standstill provision for the benefit of Alpine that expires on March 21, 2025 and permits Vertex to privately approach the Board or Alpine’s executive chairman and chief executive officer during the standstill period. In addition, the standstill provision automatically terminates upon (i) Alpine’s entrance into a definitive agreement with a third party providing for (A) a transaction resulting in either the sale or exchange of more than 50% of the outstanding voting equity securities of Alpine or of more than 50% of the consolidated assets of Alpine and its subsidiaries or (B) a merger or other business combination in which the voting equity securities of Alpine outstanding immediately prior to such transaction do not constitute 50% or more of the voting equity securities of the resulting entity of such transaction or its parent company or (ii) a tender offer or exchange offer by a third party is commenced which if consummated would result in the sale of more than 50% of the outstanding voting equity securities of Alpine, unless the Board has, within ten business days following such commencement, publicly recommended that the shareholders of Alpine reject such tender offer or exchange offer.

This summary and description of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreements, copies of which are filed as Exhibit (e)(3)(A) and (e)(3)(B) to this Schedule 14D-9 and are incorporated herein by reference.

Tender and Support Agreements

On April 10, 2024, concurrently with entry into the Merger Agreement, Vertex and Purchaser entered into (i) a Tender and Support Agreement, as may be amended from time to time, with Decheng Capital China Life Sciences USD Fund III, L.P. and Decheng Capital Global Healthcare Fund (Master), LP (together, “Decheng”), (ii) a Tender and Support Agreement, as may be amended from time to time, with Alpine ImmunoSciences, L.P. (“AISLP”), (iii) a Tender and Support Agreement, as may be amended from time to time, with OrbiMed Private Investments VI, LP and OrbiMed Genesis Master Fund, L.P. (together, “OrbiMed”) and (iv) a Tender and Support Agreement (as it may be amended from time to time, the “Frazier Tender and Support Agreement”) with Frazier Life Sciences VIII, L.P. and Frazier Life Sciences Public Fund, L.P. (together, “Frazier” and, collectively with Decheng, AISLP and OrbiMed, the “Supporting Stockholders”) and Alpine.

Collectively, as of April 8, 2024, the Supporting Stockholders beneficially owned approximately 25.5% of the outstanding Shares. Vertex and the Purchaser have expressly disclaimed beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 promulgated under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from April 10, 2024 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of the stockholders of Alpine, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of Alpine’s stockholders, to (i) appear at each such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver (or cause to be delivered) a written consent with respect to all of the Subject Shares, (A) against any Company Takeover Proposal (as defined below) (other than the Merger), (B) against any change in membership of the Board that is not recommended or approved by the Board, and (C) against any other proposed action, agreement or transaction involving Alpine that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the other Transactions. “Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Vertex and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Board) of the assets of Alpine and Alpine’s subsidiaries, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of Alpine, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Alpine that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of Alpine or of the surviving entity or the resulting direct or indirect parent of Alpine or such surviving entity, other than, in each case, the Transactions, (iii) any sale of all, substantially all or any material portion of rights to, or material license of, or joint venture or partnership with respect to the dual BAFF/APRIL antagonist known as ALPN-303 (povetacicept) (other than a non-exclusive and non-material license granted by Alpine or a subsidiary of Alpine in the ordinary course of business consistent with past practice) or (iv) any combination of the foregoing.

During the Support Period, each Supporting Stockholder has further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of such Supporting Stockholder’s Subject Shares; (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing); (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein; (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Supporting Stockholder’s Subject Shares; (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares; or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with performance of, and compliance with, such Supporting Stockholder’s obligations thereunder in any material respect, otherwise make any representation or warranty of such Supporting Stockholder therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Stockholder from performing, and complying with, any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

Each Tender and Support Agreement terminates automatically upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) termination of such Tender and Support Agreement by written notice of termination from Vertex to the applicable Supporting Stockholder(s); or (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of Alpine pursuant to the terms of the Merger Agreement.

This summary and description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are filed as Exhibits (e)(2)(A) and (e)(2)(B) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Alpine

Overview

In considering the recommendation of the Board set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Alpine’s stockholders should be aware that certain of Alpine’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Alpine’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Alpine’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Alpine and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) Alpine’s Stock Plan (the “2015 Stock Plan”), Alpine’s 2015 Equity Incentive Plan (the “2015 Equity Plan”) and Alpine’s 2018 Equity Incentive Plan (the “2018 Plan” and, collectively with the 2015 Stock Plan and the 2015 Equity Plan, the “Alpine Equity Incentive Plans”); (iii) the award agreements governing the Alpine Equity Compensation Awards (as defined below) held by Alpine’s executive officers and directors; and (iv) Alpine’s Change in Control and Severance Policy and the participation agreements thereunder with Alpine’s executive officers (the “Severance Policy”). For further information with respect to the arrangements between Alpine and its executive officers, see the information set forth under the section entitled “—Arrangements with Current Executive Officers and Directors of Alpine—Golden Parachute Compensation.” The Alpine Equity Incentive Plans and the related form of award agreements and the Severance Policy are filed as Exhibits (e)(4) through (e)(12) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, Alpine’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Alpine. If any such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of Alpine. As of April 18, 2024, the executive officers and directors of Alpine, each of whom is named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly, in the aggregate, 16,839,760 Shares (excluding for this purpose Shares underlying outstanding Alpine Stock Options (as defined below) and outstanding Alpine RSUs (as defined below) (collectively, the “Alpine Equity Compensation Awards”, which are set forth separately in the “Table of Equity Compensation-Related Payments” below), the Alpine Pre-Funded Warrants and the Other Company Warrants). If the executive officers and directors of Alpine were to tender all 16,839,760 Shares beneficially owned, directly or indirectly, by them as of April 18, 2024 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $1,094,584,400 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of Alpine, each of Alpine’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth the consideration that each Alpine executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it as of April 18, 2024 (which, for clarity, excludes Shares underlying Alpine Equity Compensation Awards, the Alpine Pre-Funded Warrants and the Other Company Warrants), assuming such individual and his or her affiliates were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between April 18, 2024 and the Effective Time.

Table of Share-Related Payments

Name	Number of Shares (#)	Total Offer Price Payable for Shares ($)
Executive Officers:
Mitchell H. Gold, M.D.	2,627,157	170,765,205
Stanford Peng, M.D., Ph.D.	24,371	1,584,115
Paul Rickey	—	—
Remy Durand, Ph.D.	6,904	448,760
Non-Employee Directors:
Robert Conway	50,000	3,250,000
Xiangmin Cui, Ph.D.	8,317,924	540,665,060
Jörn Drappa, M.D., Ph.D.	—	—
Natasha Hernday	—	—
Christopher Peetz	1,900	123,500
Peter Thompson, M.D.	2,680,496	174,232,240
James N. Topper, M.D., Ph.D.(1)	3,131,008	203,515,520

(1)

In addition to the Shares described in this table, Dr. Topper beneficially owns Alpine Pre-Funded Warrants to purchase 2,902,127 Shares held by Frazier, which are expected to be exercised for 2,902,127 Shares prior to the scheduled Expiration Time and tendered in accordance with the Frazier Tender and Support Agreement, as further described under “Item 2. Identity and Background of Filing Person—Tender Offer” above, for an aggregate total offer price of $188,638,255.

Effect of the Offer and the Merger Agreement on Alpine Equity Incentive Plans, Alpine Equity Compensation Awards and the Employee Stock Purchase Plan

The discussion below describes the treatment of the Alpine Equity Compensation Awards under the Merger Agreement, without regard to any change in control benefits with respect to the Alpine Equity Compensation Awards, which change in control benefits are discussed separately below in the section entitled “—Agreements or Arrangements with Executive Officers of Alpine.”

Alpine Equity Incentive Plans

The Alpine Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Vertex.

Employee Stock Purchase Plan

In connection with the approval of the Merger Agreement, the Board approved resolutions providing that (i) no new offering period will be commenced under the Nivalis Therapeutics, Inc. Employee Stock Purchase Plan (the “ESPP”) prior to the Effective Time and (ii) immediately prior to the Effective Time, the ESPP will terminate.

Treatment of Alpine Stock Options

Immediately prior to the Effective Time, each stock option to purchase Alpine common stock granted under an Alpine Equity Incentive Plan or as a non-plan inducement award that is then-outstanding (collectively, the “Alpine Stock Options”) and unvested will fully vest. At the Effective Time, each Alpine Stock Option that is then outstanding will be canceled and the holder of such Alpine Stock Option will be entitled to receive a cash payment without interest thereon, subject to any applicable tax withholding, equal to the product obtained by multiplying (x) the total number of Shares issuable under such Alpine Stock Option multiplied by (y) the excess, if any, of (A) the Offer Price over (B) the per share exercise price of such Alpine Stock Option (“Option Cash Consideration”). Any outstanding Alpine Stock Options with an exercise price equal to or greater than the Offer Price will be canceled for no consideration at the Effective Time. The Option Cash Consideration will be paid at or reasonably promptly after the Effective Time (but no later than ten business days after the Effective Time).

Treatment of Alpine RSUs

Immediately prior to the Effective Time, each restricted stock unit granted under an Alpine Equity Incentive Plan or as a non-plan inducement award (collectively, the “Alpine RSUs”) that is outstanding but unvested immediately prior to the Effective Time will fully vest. At the Effective Time, each Alpine RSU that is then outstanding will be canceled and the holder of such Alpine RSU will be entitled to receive a cash payment, without interest thereon, subject to any applicable tax withholding, equal to the product obtained by multiplying (i) the Offer Price by (ii) the number of Shares underlying such Alpine RSU (the “RSU Cash Consideration”). The RSU Cash Consideration will be paid at or reasonably promptly after the Effective Time (but in no event later than ten business days after the Effective Time).

Table of Equity Compensation-Related Payments

The following table sets forth the estimated cash amounts that each current executive officer and current non-employee director of Alpine would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (1) the number of vested and unvested Alpine Stock Options held by each such executive officer and non-employee director with an exercise price of less than $65.00 per Share, and (2) the number of unvested Alpine RSUs held by each such executive officer, in each case as of April 18, 2024. As noted above, all then-unvested outstanding Alpine Stock Options and Alpine RSUs will be subject to vesting acceleration immediately prior to the Effective Time. As of April 18, 2024, none of Alpine’s executive officers or directors held any vested and unsettled Alpine RSUs.

The estimated cash values in the table below are based on the Offer Price of $65.00 per Share. The table also assumes that the number of vested and unvested outstanding Alpine Equity Compensation Awards held by each Alpine executive officer and non-employee director at the Effective Time will equal the number of vested and unvested Alpine Equity Compensation Awards that were outstanding as of April 18, 2024, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between April 18, 2024 and the Effective Time.

Table of Equity Compensation-Related Payments

	Vested Alpine Stock Options		Unvested Alpine Stock Options		Unvested Alpine RSUs		Total Option Cash Consideration and RSU Cash Consideration Payable($)(7)
Name	Number of Underlying Shares(1)	Option Cash Consideration Payable($)(2)	Number of Underlying Shares(3)	Option Cash Consideration Payable($)(4)	Number of Underlying Shares(5)	RSU Cash Consideration Payable($)(6)
Executive Officers:
Mitchell Gold, M.D.	1,434,366	83,888,952	622,501	32,364,477	96,000	6,240,000	122,493,429
Stanford Peng, M.D., Ph.D.	1,036,446	60,153,938	345,313	17,844,863	48,000	3,120,000	81,118,801
Paul Rickey	216,878	11,627,774	224,657	11,655,570	31,200	2,028,000	25,311,344
Remy Durand, Ph.D.	277,343	15,588,840	217,157	11,267,070	31,200	2,028,000	28,883,910

	Vested Alpine Stock Options		Unvested Alpine Stock Options		Unvested Alpine RSUs		Total Option Cash Consideration and RSU Cash Consideration Payable($)(7)
Name	Number of Underlying Shares(1)	Option Cash Consideration Payable($)(2)	Number of Underlying Shares(3)	Option Cash Consideration Payable($)(4)	Number of Underlying Shares(5)	RSU Cash Consideration Payable($)(6)
Non-Employee Directors:
Robert Conway	59,962	3,140,352	13,125	603,750	—	—	3,744,102
Xiangmin Cui, Ph. D.	47,325	2,605,578	13,125	603,750	—	—	3,209,328
Jörn Drappa, M.D., Ph.D.	26,041	1,433,629	21,459	1,072,871	—	—	2,506,500
Natasha Hernday	47,025	2,491,358	13,125	603,750	—	—	3,095,108
Christopher Peetz	54,975	3,054,639	13,125	603,750	—	—	3,658,389
Peter Thompson, M.D.	54,975	3,028,629	13,125	603,750	—	—	3,632,379
James N. Topper, M.D., Ph.D.	54,975	3,028,629	13,125	603,750	—	—	3,632,379

(1)	This column includes the number of Shares subject to vested Alpine Stock Options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested Alpine Stock Options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such vested Alpine Stock Option.

(3)

This column includes the number of Shares subject to unvested Alpine Stock Options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested Alpine Stock Options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such unvested Alpine Stock Option.

(5)

This column includes the number of Shares subject to unvested Alpine RSUs that are being accelerated immediately prior to the Effective Time and converted into a right to receive the RSU Cash Consideration.

(6)	The estimated value in this column is equal to the number of Shares underlying such unvested Alpine RSUs multiplied by the Offer Price.
(7)

The estimated value in this column is equal to the sum of the Option Cash Consideration in respect of outstanding Alpine Stock Options (both vested and unvested), and the RSU Cash Consideration in respect of outstanding unvested Alpine RSUs.

Agreements or Arrangements with Executive Officers of Alpine

Severance Policy

Alpine has entered into a participation agreement pursuant to its Severance Policy with each of its executive officers and certain other executives, each of which provides for the following benefits upon a termination of the executive’s employment without “cause” or by the executive for “good reason” (as such terms are defined in the Severance Policy and as described below) within the period commencing 3 months prior to and ending 12 months following a change in control of Alpine (the “Change in Control Period”), subject to the executive’s execution and non-revocation of a customary release of claims in favor of Alpine:

•	a lump sum payment of 100% (or 150% in the case of Dr. Gold) of the executive’s base salary;

•	a lump sum payment equal to 100% (or 150% in the case of Dr. Gold) of the executive’s target bonus for the year of termination;

•

a lump sum payment equal to the executive’s target annual bonus as in effect for the fiscal year in which the termination occurs, pro-rated based on the number of days actually employed for the fiscal year;

•

payment of COBRA premiums, or a cash benefit in lieu of continued medical benefits under COBRA, for 12 months (or 18 months in the case of Dr. Gold) following termination or, if earlier, until the executive is eligible to receive substantially similar coverage from another employer; and

•

100% acceleration of vesting of equity awards, provided however that the treatment of awards subject to any performance-based vesting criteria shall be set forth in the individual performance-based award agreement. However, as set forth above under the section entitled “—Effect of the Offer and the Merger Agreement on Alpine Equity Incentive Plans, Alpine Equity Compensation Awards and the Employee Stock Purchase Plan,” all then-outstanding and unvested Alpine Stock Options and Alpine RSUs will accelerate and vest in full immediately prior to the Effective Time and will be converted into the right to receive the Company Stock Option Consideration or the Company RSU Consideration, respectively.

The Merger will constitute a change in control for purposes of Severance Policy.

The Severance Policy also provides for reduced severance payments and benefits upon a termination of employment without “cause” or for “good reason” occurring outside of the Change in Control Period, which reduced severance payments and benefits are not described in this Schedule 14D-9.

For purposes of the Severance Policy, “cause” means any of the following:

•	an act of dishonesty made by executive in connection with executive’s responsibilities as an employee;

•	executive’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud or embezzlement;

•	executive’s gross misconduct;

•

executive’s unauthorized use or disclosure of any proprietary information or trade secrets of Alpine or any other party to whom executive owes an obligation of nondisclosure as a result of executive’s relationship with Alpine;

•	executive’s willful breach of any obligations under any written agreement or covenant with Alpine;

•	executive’s failure to cooperate in good faith with a governmental or internal investigation of Alpine or its directors, officers or employees, if Alpine has requested executive’s cooperation; and

•

executive’s continued failure to perform executive’s employment duties after executive has received a written demand of performance from Alpine which specifically sets forth the factual basis for Alpine’s belief that executive has not substantially performed his duties and has failed to cure such non-performance to Alpine’s satisfaction within 10 business days after receiving such notice.

For purposes of the Severance Policy, “good reason” means the executive’s termination of his or her employment in connection with the occurrence of any of the following without the executive’s express prior written consent:

•

a material reduction in the executive’s duties, authorities, or responsibilities relative to the executive’s duties, authorities or responsibilities in effect immediately prior to such reduction, including a reduction to divisional duties, authorities or responsibilities;

•

a material reduction by Alpine in the executive’s rate of annual base salary, provided however, that a one-time reduction of annual base salary of not more than 10% that also applies to substantially all other similarly situated executives of Alpine will not constitute “good reason”; and

•

a material change in the geographic location of the executive’s primary work facility or location, provided that a relocation of less than 50 miles from the executives’ then-present location will not be considered a material change in geographic location.

The Severance Policy also provides for a “best-net” cutback under Section 280G of the Code (“Section 280G”), whereby in the event any amounts provided for under the Severance Policy or otherwise payable to the executive would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, the executive will be entitled to receive either full payment of benefits or such lesser amount, which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater after-tax amount of payments and benefits made or provided to the executive.

Agreements or Arrangements with Directors of Alpine

As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on Alpine Equity Incentive Plans, Alpine Equity Compensation Awards and the Employee Stock Purchase Plan,” all then-outstanding and unvested Alpine Stock Options and Alpine RSUs will accelerate and vest in full immediately prior to the Effective Time and will be converted into the right to receive the Option Cash Consideration or the RSU Cash Consideration, respectively.

Effect of Merger Agreement on Employee Benefits

For a period of one year following the Effective Time, Vertex will provide or cause the Surviving Corporation to provide to each individual who is employed by Alpine immediately prior to the Effective Time and who continues employment with Vertex or the Surviving Corporation (as such term is defined in the Merger Agreement) (each, a “Company Employee”): (i) a base salary or wage rate and target cash incentive opportunity that in each case, is no less favorable to those provided to such Company Employee by Alpine as of immediately prior to the Effective Time (including for the avoidance of doubt, continuation of Alpine’s 2024 Annual Bonus Plan and payments thereunder, calculated and timely paid in accordance with past practice); and (ii) employee benefits (other than cash incentive opportunities, equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by Alpine as of immediately prior to the Effective Time or, at Vertex’s election if greater, the compensation and employee benefits provided to similarly situated new hires of Vertex or its affiliates.

In the event that a Company Employee who does not participate in the Severance Policy and is not a party to any other individual severance agreement with Alpine is terminated by Vertex or the Surviving Corporation without “cause” within the one-year period following the Effective Time, subject to such Company Employee’s execution of a general release of claims in favor of Vertex and related persons, such Company Employee will be entitled to receive (i) a cash severance payment in an amount equal to the number of “weeks of base pay” multiplied by the employee’s weekly rate of base salary or wages in effect immediately prior to the date of termination, payable in installments (with such “weeks of base pay” based on the employee’s level or equivalent Vertex job level, ranging from eight to 16 weeks, plus two weeks for each completed year of service), (ii) if the Company Employee timely elects to continue his or her health coverage under COBRA, an additional payment covering COBRA premiums for such Company Employee and his or her dependents for the same number of weeks as such person receives severance, (iii) a pro-rata annual bonus determined based on the portion of the plan year elapsed prior to the termination date, payable based on actual performance at such time as such bonuses are paid to similarly situated employees; and (iv) outplacement support for a fixed period of time. For these purposes, “cause” generally has the same definition as under the Severance Policy.

In addition, and without limiting the generality of the foregoing, following the period during which the Company Employees continue to participate in any Company-sponsored benefit plans following the Effective Time, each Company Employee will be eligible to participate in any and all corresponding plans of Vertex, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly-situated employees of Vertex and its affiliates. Following the Effective Time, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Surviving Corporation Plans to the extent coverage under any such plan replaces coverage under a comparable Alpine benefit plan in which such Company Employee participates immediately prior to the Effective Time.

For purposes of determining eligibility to participate, level of benefits and vesting under all Surviving Corporation Plans (but not including any equity compensation plans), each Company Employee’s service with Alpine (as well as service with any predecessor employer of Alpine, to the extent service with the predecessor employer is recognized by Alpine) will be treated as service with Vertex or any of its subsidiaries. However, the foregoing will not apply to the extent it would result in duplication of benefits for the same period of service or to any benefit plan that is a frozen plan, that provides benefits to a grandfathered employee population, or determining years of service under any Vertex program that provides for accelerated vesting of equity awards held by qualified retirement-eligible participants based on a formula that takes into account an employee’s age and service with Vertex.

With respect to any welfare plan maintained by Vertex or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Vertex will or will cause the Surviving Corporation to use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under corresponding Alpine welfare plans in which such employees participated prior to the Effective Time; (ii) provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time under any Alpine benefit plan in satisfying any analogous deductible or out-of-pocket maximum requirements for the year in which the Effective Time occurs; and (iii) waive any waiting period or evidence of insurability requirement, in each case, to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Alpine benefit plan prior to the Effective Time.

Vertex will or will cause the Surviving Corporation to recognize and allow Company Employees to use, in accordance with the practices and policies of Vertex and the Surviving Corporation, any accrued but unused personal, sick or vacation time to which any Company Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Company Employee immediately prior to the Effective Time.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Alpine’s directors and officers (including each of Alpine’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Alpine for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, Alpine is required to disclose any agreement or understanding, whether written or unwritten, between the “named executive officers” of Alpine for the year ended December 31, 2023, as defined in Item 402 of Regulation S-K (each, a “named executive officer”) and Alpine or Vertex concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of Alpine that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Alpine” and such descriptions are incorporated herein by reference. Wolfgang Dummer, M.D., Ph.D., Alpine’s former Chief Medical Officer, is not included in the table below because his employment terminated in November 2023 and he will not be receiving any compensation that is based upon or otherwise relates to the Transactions.

For purposes of calculating the potential payments and benefits set forth in the table below, Alpine has assumed that (i) the Effective Time occurs on April 18, 2024, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9; (ii) each named executive officer’s employment is terminated by Alpine without cause or by the named executive officer for good reason at the Effective Time; and (iii) each named executive officer’s unvested Alpine Stock Options and unvested Alpine RSUs held on April 18, 2024 will equal the number of unvested Alpine Stock Options and unvested Alpine RSUs held by such named executive officer at the Effective Time (such that any vesting or forfeitures occurring between April 18, 2024 and the Effective Time will not be captured in the table below). Severance payments and benefits have been calculated based on the named executive officer’s current base salary, current target bonus opportunity, and estimated maximum benefits that could be payable under Alpine’s benefit plans. None of Alpine’s named executive officers will receive pension or non-qualified deferred compensation or tax gross ups in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Alpine.” The amounts shown in the table below are estimates only, as the actual amounts that may be paid or provided upon a named executive officer’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by such named executive officer in connection with the Merger may differ from the amounts set forth below.

The additional details regarding the terms of the payments quantified below are set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Alpine” and the section entitled “—Effect of the Offer and the Merger Agreement on Alpine Equity Incentive Plans, Alpine Equity Compensation Awards and the Employee Stock Purchase Plan.”

Golden Parachute Compensation

Named Executive Officer	Cash($)(1)	Equity($)(2)	Perquisites/ Benefits($)(3)	Total Value($)(4)
Mitchell Gold, M.D.	1,523,118	38,604,477	43,378	40,170,973
Stanford Peng, M.D., Ph.D.	954,546	20,964,863	27,111	21,946,520
Paul Rickey	704,764	13,683,570	27,111	14,415,445

(1)

Cash. Represents the value of (a) the maximum cash severance payments payable to the applicable named executive officer under the Severance Policy (i.e., the cash severance payments payable upon a termination of employment without cause or a resignation for good reason during the Change in Control Period, provided that the named executive officer signs and does not revoke a release of claims in favor of Alpine in connection with such termination); and (b) the amount of each named executive officer’s pro-rated 2024 annual bonus based on the target performance and the period worked prior to termination (assumed for this purpose to be April 18, 2024). The severance payments in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. The table below sets forth the components of each named executive officer’s cash severance payments and his pro-rated annual bonus, in each case calculated based on the values in effect on April 18, 2024.

Named Executive Officer	Annual Base Salary($)	Target Bonus($)	Severance Multiple	2024 Target Pro-rated Annual Bonus($)	Total($) (Severance plus 2024 Target Annual Bonus)
Mitchell Gold, M.D.	635,000	317,500	150%	94,368	1,523,118
Stanford Peng, M.D., Ph.D	579,000	289,500	100%	86,046	954,546
Paul Rickey	464,000	185,600	100%	55,164	704,764

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Alpine,” the value of the severance payments and benefits each named executive officer is eligible to receive under the Severance Policy will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above.

(2)	Equity. Represents the maximum aggregate payments to be made in respect of unvested Alpine Stock Options and unvested Alpine RSUs at the Effective Time.

The treatment of unvested Alpine Stock Options and unvested Alpine RSUs in the Transactions is set forth under the section entitled “—Effect of the Offer and the Merger Agreement on Alpine Equity Incentive Plans, Alpine Equity Compensation Awards and the Employee Stock Purchase Plan,” and the values attributable to such awards in this column assume each named executive officer’s unvested Alpine Stock Options and unvested Alpine RSUs accelerate in accordance with the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, which means that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated.

The estimated number of Shares subject to unvested Alpine Stock Options and unvested Alpine RSUs that will accelerate at the Effective Time and the Option Cash Consideration and RSU Cash Consideration associated with such accelerated Alpine Stock Options and Alpine RSUs are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held by each named executive officer as of April 18, 2024.

Named Executive Officer	Number of Shares Underlying Unvested Alpine Stock Options	Option Cash Consideration in respect of Unvested Alpine Stock Options($)	Number of Shares Underlying Unvested Alpine RSUs	RSU Cash Consideration in respect of Unvested Alpine RSUs($)
Mitchell Gold	622,501	32,364,477	96,000	6,240,000
Stanford Peng	345,313	17,844,863	48,000	3,120,000
Paul Rickey	224,657	11,655,570	31,200	2,028,000

(3)

Perquisites/Benefits. Represents the estimated value of COBRA payments to which each named executive officer may become entitled under the Severance Policy as set forth in the section entitled “—Agreements or Arrangements with Executive Officers of Alpine.” The amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Alpine,” if the named executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

(4)	The following table sets forth, for each named executive officer, the total amount of golden parachute compensation that is either “single-trigger” or “double-trigger” in nature:

Named Executive Officer	Single- Trigger($)	Double- Trigger($)
Mitchell Gold, M.D.	38,604,477	1,566,496
Stanford Peng, M.D., Ph.D	20,964,863	981,657
Paul Rickey	13,683,570	731,875

Effect of the Merger on Director and Officer Indemnification and Insurance

Alpine’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors or officers, except for liability that cannot be eliminated under the DGCL. Accordingly, Alpine’s directors and officers will not be personally liable for monetary damages for breach of their fiduciary duty as directors or officers, except for liabilities:

•	for any breach of the director’s or officer’s duty of loyalty to Alpine or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	with respect to directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL;

•	for any transaction from which the director or officer derived an improper personal benefit; or

•	with respect to officers, in any action by or in the right of the corporation.

Alpine’s amended and restated bylaws also provide that Alpine will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. Alpine’s amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Alpine’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, Alpine has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Alpine is not obligated to indemnify such director or executive officer in certain circumstances, including: (i) for any claim for which payment has actually been received by or on behalf of such director or executive officer under any insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid, (ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor, (iii) for any reimbursement of Alpine by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of Alpine, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of Alpine pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to Alpine of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements), (iv) in connection with any proceeding voluntarily initiated by such director or executive officer, subject to certain exceptions and (v) certain other situations. This description of the indemnity agreements entered into between Alpine and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(15) hereto, which is incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the execution of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of Alpine or its predecessors (each, an “Indemnified Party”) as provided in Alpine’s amended and restated certificate of incorporation, amended and restated bylaws, or any indemnification agreement between such Indemnified Party and Alpine that is in effect as of the date of the Merger Agreement and that was made available to Vertex on or prior to April 10, 2024 (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time; (ii) shall survive the Merger; (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions; and (iv) for a period of six years following April 10, 2024, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Vertex has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, Alpine may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Effective Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of Alpine’s directors’ and officers’ liability insurance policies in effect on April 10, 2024 (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by Alpine for coverage for its most recent renewal under the Existing D&O Policies.

Section 16 Matters

Prior to the Effective Time, Alpine shall take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of Alpine equity securities (including derivative securities) in connection with the Merger Agreement or the Transactions by each individual who is a director or officer of Alpine subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, Alpine (acting through its Board and the compensation committee of its Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after April 10, 2024 will be, entered into by Alpine with current or future directors, officers or employees of Alpine.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Alpine management and its legal and financial advisors, on April 10, 2024, the Board, among other things, unanimously (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of Alpine and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Alpine of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Closing Time and (iv) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For the reasons described below, the Board unanimously recommends that Alpine’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Alpine Board.”

A copy of the joint press release issued by Vertex and Alpine, dated as of April 10, 2024, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

The following is a summary of events, meetings and discussions that are relevant to the decision of the Board to approve the Merger Agreement and recommend that Alpine stockholders accept the Offer and tender their Shares pursuant to the Offer. All references to dates and times in this summary are in Pacific time.

From time to time, in connection with Alpine’s regular corporate development activities, Alpine provided information to, and had contacts and engaged in discussions with, a number of pharmaceutical companies in order to increase awareness of Alpine’s product candidates and technology platform. In connection with these discussions and provision of information, Alpine regularly enters into standard confidentiality agreements that do not include provisions more common to discussions regarding a strategic business combination transaction, such as a standstill against accumulating Alpine stock and related terms. In connection with these discussions, Alpine entered into such standard confidentiality agreements with certain pharmaceutical companies, referred to as Company A, Company B, Company C and Company D on June 9, 2023, November 6, 2023, February 8, 2024 and February 16, 2024, respectively.

On April 7, 2023, the chief business officer of Alpine met with a business development executive of Vertex to discuss on a non-confidential basis a general review of povetacicept and Alpine’s development plan for the product.

On November 2, 2023, at the American Society of Nephrology Kidney Week conference, Alpine presented the first clinical data from its phase 1b/2a study of povetacicept in autoimmune glomerulonephritis, and its intention to advance povetacicept to a pivotal phase 3 trial in IgA nephropathy (“IgAN”), pending regulatory agreement, in the second half of 2024. Alpine’s stock price closed on November 2, 2023 at $14.72 per share, an increase of approximately 40% over the closing stock price on November 1, 2023.

On November 3, 2023, an executive of Company B contacted Dr. Mitchell Gold, Alpine’s Chairman and Chief Executive Officer, to discuss Alpine’s strategic priorities with respect to povetacicept.

On November 8, 2023, a representative of Company A contacted Alpine executives to request that Alpine and Company A have a senior-level scientific discussion regarding Alpine’s development programs.

On November 20, 2023, Alpine provided representatives of Company A with a management presentation on Alpine’s development programs.

At an industry conference held in San Francisco on January 8 through January 11, 2024, executives of Alpine met with, among other companies, business development representatives of Vertex as well as with executives of each of Company A, Company B, Company C and Company D to provide updates on Alpine’s development programs, particularly with respect to povetacicept.

On January 25, 2024, Alpine provided representatives of Company B with a management presentation on Alpine’s development programs.

On February 1, 2024, at the request of Company A and Company B, respectively, Alpine provided access to personnel of each of Company A and Company B to an electronic data room containing limited Alpine due diligence information.

Throughout February, Alpine met telephonically multiple times with representatives of Company A, Company B, Company C, and Company D to review Alpine’s most recently available povetacicept clinical data, regulatory, and chemistry, manufacturing and controls subject matter.

On February 14, 2024, Alpine and Vertex entered into a standard confidentiality agreement that did not contain a “standstill” provision or other terms more common to discussions regarding a strategic business combination transaction.

On February 28, 2024, Alpine executives met with Vertex personnel to review clinical data with respect to the phase 1b/2a study of povetacicept.

Also on February 28, 2024, in light of Company A’s lack of recent communication with Alpine and its limited activity in Alpine’s electronic data room, Alpine terminated Company A’s access to Alpine’s electronic data room.

On March 4, 2024, at an industry conference held in Boston, Alpine executives met with a business development executive of Vertex to discuss povetacicept and Vertex’s strategic priorities.

On March 7, 2024, a business development executive of Vertex called Dr. Gold to inform him that Vertex was potentially interested in acquiring Alpine, but no specific terms were proposed.

On March 12, 2024, at an industry conference held in Miami, an Alpine executive announced Alpine’s intent to publicly release updated povetacicept clinical data at the upcoming World Congress of Nephrology (“WCN”) conference (April 13 to April 15, 2024).

Also on March 12, 2024, Dr. Jeffrey Leiden, the Executive Chairman of Vertex, called Dr. Gold to confirm to him that Vertex was interested in making an acquisition proposal to Alpine. Dr. Leiden also stated that Vertex planned to request that Alpine respond to certain diligence questions after which Vertex expected to be able to formulate an acquisition proposal within two weeks. Dr. Leiden further expressed Vertex’s interest in then finalizing its due diligence and negotiating a definitive acquisition agreement within four to six weeks after reaching alignment on basic transaction terms. Dr. Gold noted to Dr. Leiden that Vertex’s proposed timeline, which contemplated the announcement of a transaction in roughly six to eight weeks from the date of their conversation, would likely not be practical given Alpine’s intent to publicly release updated povetacicept clinical data at WCN and subsequently raise additional capital, but that Dr. Gold would discuss Vertex’s interest in a transaction and proposed timeline with the Board.

Also on March 12, 2024, a business development executive of Company A informed Alpine that Company A would not continue its diligence efforts with respect to Alpine in the current timeframe as Company A did not have internal strategic alignment regarding its plans with respect to povetacicept.

Later on March 12, 2024, the Board, held a meeting, with Alpine senior executives, representatives of Centerview Partners LLC (“Centerview”), and representatives of Fenwick & West LLP (“Fenwick”), outside counsel to Alpine, present. Dr. Gold reviewed with the Board his communications with Dr. Leiden and the status of activities with Company A, Company B, Company C and Company D. Following discussions with Alpine management and its financial and legal advisors, the Board requested that Dr. Gold inform Dr. Leiden that Alpine would not provide access to nonpublic due diligence information in the absence of an initial indication of interest that the Board determined was worth pursuing, and that if Vertex wished to make an acquisition proposal based on Alpine’s publicly available information, the Board would give it due consideration. Given Alpine’s intent to publicly release updated povetacicept clinical data at WCN and subsequently raise additional capital, the Board also instructed Dr. Gold to inform Dr. Leiden that a definitive agreement would need to be signed and announced ahead of the WCN conference and that otherwise Alpine and Vertex should revisit their discussions following Alpine’s public release of updated povetacicept clinical data.

On March 13, 2024, as instructed by the Board, Dr. Gold spoke with Dr. Leiden and informed him that if Vertex wished to make an acquisition proposal based on Alpine’s publicly available information and if Vertex was confident in its ability to have a transaction announced by the WCN conference, the Board would give its proposal due consideration.

On March 14, 2024, the Board held a meeting, with Alpine senior executives and representatives of Fenwick present, at which the representatives of Fenwick reviewed the Board’s fiduciary duties in the context of considering a potential strategic acquisition transaction as well as indicative terms, including transaction structure, treatment of equity, regulatory provisions, fiduciary “deal protection” provisions, provisions regarding employees, and interim operating covenants, for an acquisition of a company such as Alpine.

On March 14, 2024, in light of Company B’s lack of recent communication with Alpine and its limited activity in Alpine’s electronic data room, Alpine terminated Company B’s access to Alpine’s electronic data room.

Also on March 14, 2024, at Company D’s request, Alpine provided access to Company D personnel to an electronic data room containing Alpine due diligence information.

On March 15, 2024, a business development executive of Company C informed Alpine that Company C would not continue its diligence efforts with respect to Alpine due to competitive commercial dynamics in the IgAN space.

On March 18, 2024, Dr. Leiden called Dr. Gold to inform him that Vertex planned to deliver an acquisition proposal to Alpine on March 19, 2024.

Following the close of the financial markets on March 18, 2024, Alpine publicly announced its financial results for the fourth quarter and full year 2023. Alpine’s stock price closed on March 19, 2024 at $39.95 per share, an increase of approximately 13% over the closing stock price on March 18, 2024.

On March 19, 2024, Vertex sent to Alpine a written indication of interest proposing an acquisition of all outstanding Alpine equity at a price of $60 per share in cash. The proposal stated that Vertex would finance the transaction with its existing cash resources, and that the closing of the transaction would not be subject to any financing contingency. The proposal also stated Vertex’s expectation that, once an agreement in principle on a transaction were reached, Alpine would grant Vertex a period of exclusivity through execution of a definitive acquisition agreement. The proposal also stated Vertex’s expectation that it was prepared to complete its due diligence and negotiate an acquisition agreement within three weeks and before the WCN conference. The proposal did not address any retention by Vertex or any of its affiliates of any member of Alpine management following the consummation of the Transactions.

Later on March 19, 2024, following delivery of Vertex’s indication of interest, Dr. Leiden and Dr. Gold spoke, and Dr. Leiden reiterated Vertex’s strong interest in pursuing a transaction. Dr. Gold committed to convening the Board and reverting to Vertex with its feedback.

On the evening of March 19, 2024, the Board held a meeting, with Alpine senior executives and representatives of Centerview and Fenwick present, at which the Board discussed Vertex’s proposal on a preliminary basis and determined to reconvene on March 21, 2024 to review a preliminary financial analysis by Centerview of Alpine and Vertex’s proposal and to consider potential responses to Vertex. A representative of Fenwick provided the Board with a preliminary analysis of the regulatory risk presented by an acquisition of Alpine by Vertex. At this meeting, the Board also considered with Centerview the diligence conducted by, and the results of the discussions to date with, Company A, Company B, Company C and Company D, and considered whether any companies (including but not limited to Company A, Company B, Company C and Company D) would have the strategic interest and financial capacity to make a competitive acquisition proposal within a reasonable timeframe, balanced with the consideration that each party contacted would add incremental risk of a leak that could disrupt a potentially desirable transaction with Vertex. The Board noted (i) that each of Company A and Company C had informed Alpine that it was not continuing with its due diligence investigation of Alpine and (ii) Company B’s lack of recent communication with Alpine and its limited activity in Alpine’s electronic data room, as a result of which Alpine terminated Company B’s access to Alpine’s electronic data room. After discussing market conditions, the timing of a potential transaction in conjunction with Alpine’s expected public release of updated povetacicept clinical data, and the other potential strategic alternatives that might be available, including remaining as a standalone company with the need to raise additional capital to continue Alpine’s clinical and development programs, and given Alpine’s potential strategic fit with Company D and in light of Company D’s financial capacity to make a competitive proposal, the Board authorized Centerview to contact Company D on Alpine’s behalf to inquire whether it would be interested in making an acquisition proposal.

On March 20, 2024, a representative of Centerview contacted an executive at Company D to inform Company D that Alpine had received specific acquisition interest (without specifying price or any other terms), which Alpine was currently evaluating, and inquired whether Company D would be interested in making an acquisition proposal. The representative of Centerview noted to Company D that Alpine intended to publicly release updated povetacicept clinical data at WCN and therefore was looking to sign and announce a definitive agreement ahead of the WCN conference. The Company D executive responded that Company D would discuss the matter internally and revert with its view regarding making an acquisition proposal.

On March 21, 2024, an executive of Company D contacted a representative of Centerview to confirm Company D’s potential interest in making a proposal to acquire Alpine, and requested that Dr. Gold speak with executives of Company D.

On March 21, 2024, the Board held a meeting, with Alpine senior executives and representatives of Centerview and Fenwick present. At the meeting, Dr. Gold reported on his discussions with Dr. Leiden, and representatives of Centerview reported on Company D’s potential interest and presented Centerview’s preliminary financial analysis of Alpine and Vertex’s proposal, which analysis was based on a proposed long-range financial forecast projection of Alpine’s operating results through 2046 previously prepared by Alpine’s management and then updated by Alpine’s management for purposes of evaluating a strategic business combination transaction (the “Projections”). The Board noted that (i) Company A and Company C had declined to continue their diligence of Alpine and (ii) Company B’s lack of recent communication with Alpine and its limited activity in Alpine’s electronic data room, as a result of which Alpine terminated Company B’s access to Alpine’s electronic data room. Alpine management then discussed timing and other assumptions involving Alpine’s programs, including the need to raise additional capital to advance them. Following discussion, the Board directed Dr. Gold to inform Vertex that its proposal was not sufficient for Alpine to transact or enter into exclusivity but that Alpine would provide Vertex with a management presentation and due diligence information in order to more fully inform Vertex’s view of Alpine’s development programs in order to potentially support an improved proposal. The Board also directed management to continue its discussions with Company D.

Later on March 21, 2024, following the Board meeting, Dr. Gold contacted Dr. Leiden and informed him that Vertex’s proposal was not sufficient for Alpine to transact but that Alpine would provide Vertex with a management presentation and due diligence information in order to more fully inform Vertex’s view of Alpine’s development programs in order to potentially support an improved proposal. Following this discussion, Alpine provided Vertex with a draft of an updated confidential disclosure agreement containing a customary standstill provision that would terminate upon Alpine’s entry into a definitive acquisition agreement or upon certain other change of control events. On the evening of March 21, 2024, the parties negotiated, finalized and executed the confidential disclosure agreement containing such standstill terms and Alpine thereafter opened an electronic data room containing diligence information to Vertex and its advisors.

Also on March 21, 2024, in response to Company D’s request, Dr. Gold had a call with a number of Company D executives who informed Dr. Gold that Company D was interested in making an acquisition proposal to Alpine and was currently considering the potential terms of such a proposal. Dr. Gold noted to the executives of Company D that Alpine intended to publicly release updated povetacicept clinical data at WCN and was therefore looking to sign and announce a definitive agreement ahead of the WCN conference.

On March 22, 2024, Alpine provided Company D with a proposed confidential disclosure agreement which contained a customary standstill provision, which standstill would terminate upon Alpine’s entry into a definitive acquisition agreement or upon certain other change of control events. Later that day, Company D provided proposed revisions to the agreement to which Alpine responded with further revisions.

On March 24, 2024, Alpine and Company D finalized and executed the confidential disclosure agreement, which included a customary standstill obligation of Company D for the benefit of Alpine that would terminate upon Alpine’s entry into a definitive acquisition agreement or upon certain other change of control events.

On March 25, 2024, in separate meetings, Dr. Gold and other Alpine executives provided a management presentation on Alpine to executives of each of Vertex and Company D.

On March 27, 2024, a senior executive of Company D contacted Dr. Gold to arrange a call between them on April 1, 2024.

On March 28, 2024, a representative of Centerview spoke with an executive of Company D to convey that for Company D to effectively compete in Alpine’s current strategic process it would need to provide a specific proposal as to acquisition value in the near term in order to meet Alpine’s proposed timeline.

On March 29, 2024, Dr. Leiden contacted Dr. Gold to request that Vertex be provided with additional diligence information regarding Alpine.

On March 31, 2024, Alpine provided to Vertex materials that covered the additional diligence information that Dr. Leiden had requested and were prepared for a meeting on such topics scheduled for April 1, 2024.

On April 1, 2024, Dr. Gold and other Alpine executives met with executives of Vertex to discuss the additional due diligence information requested by Dr. Leiden and the related materials provided to Vertex.

On April 1, 2024, Dr. Gold spoke with a Company D executive who informed Dr. Gold that Company D was working toward providing an acquisition proposal to Alpine by April 5, 2024.

On April 3, 2024, Alpine executives met with Company D personnel to discuss Alpine’s development pipeline and technology platform.

Also on April 3, 2024, a Company B business development director contacted Alpine to request that additional Company B personnel be granted access to Alpine’s electronic data room. This Company B request indicated to Alpine that Company B was not aware that its access to Alpine’s electronic data room had been terminated since March 14, 2024, and as a result, Alpine determined not to respond to this request or reopen its electronic data room to Company B.

On April 5, 2024, an executive of Company D spoke with Dr. Gold and informed him that despite its strategic interest in Alpine, Company D was not in position to make an acquisition proposal that it believed would be competitive. A representative of Centerview spoke with another executive of Company D that same day who also communicated the same message. Following these discussions, Alpine terminated Company D’s access to Alpine’s electronic data room.

Also on April 5, 2024, Dr. Leiden spoke with Dr. Gold and stated that Vertex was prepared to increase its proposal to acquire all outstanding equity of Alpine for $64 per share in cash and that Vertex had substantially completed its due diligence and was prepared to work toward executing a definitive acquisition agreement by April 15, 2024. Dr. Gold stated to Dr. Leiden that based on his discussions with the Board, he did not believe that the Board would support an acquisition at $64 per share but that, while it would ultimately be the decision of the Board to support an acquisition, he could recommend that the Board consider moving forward with Vertex at a price of $65 per share. Dr. Gold stated that Alpine would be willing to provide Vertex with a draft acquisition agreement. Dr. Gold and Dr. Leiden briefly discussed proceeding with negotiations on an exclusive basis but determined instead that it would be advisable for both parties to negotiate a definitive merger agreement and announce a transaction as quickly as possible.

Following this discussion on April 5, 2024, Vertex sent to Alpine a written indication of interest proposing an acquisition of all outstanding Alpine equity at a price of $65 per share in cash. The proposal stated that Vertex would finance the transaction with its existing cash resources, and that the closing of the transaction would not be subject to any financing contingency. The proposal also stated Vertex’s intention to complete its confirmatory due diligence and execute an acquisition agreement by April 15, 2024. The proposal did not request that Alpine enter a period of exclusivity, and also requested that Alpine provide Vertex with a draft acquisition agreement. The proposal did not address any retention by Vertex or any of its affiliates of any member of Alpine management following the consummation of the Transactions.

Later on April 5, 2024, Fenwick sent to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to Vertex, a draft of the Merger Agreement, which contemplated that the transaction would be structured as a tender offer for all outstanding shares of Alpine stock, followed by a merger under Section 251(h) of the DGCL of Alpine into a Vertex subsidiary, with Alpine surviving the merger as a subsidiary of Vertex, and proposed, among other terms, a termination fee equal to 2.5% of transaction equity value be payable by Alpine to Vertex in the event Alpine terminated the Merger Agreement to accept a superior proposal or upon certain other customary termination events. At this same time, Fenwick also sent to Skadden a draft of the disclosure schedules.

On April 6, 2024, the Board held a meeting, with Alpine senior executives and representatives of Centerview and Fenwick present. Dr. Gold reviewed with the Board that Company D had declined to submit an acquisition proposal. Dr. Gold then reviewed with the Board his discussion with Dr. Leiden and Vertex’s $65 per share proposal. The Board reviewed the Projections. The Board discussed the Projections with Alpine’s management and approved the use of the Projections by Centerview in its financial analysis. Additional information regarding the Projections is set forth in the section entitled “—Certain Unaudited Prospective Financial Information of Alpine.” Representatives of Centerview then reviewed with the Board, from a financial point of view, Vertex’s $65 per share proposal, including an updated preliminary financial analysis based on the Projections. Following discussion, the Board determined that Vertex’s $65 per share proposal was the highest value likely to be achieved and that, accordingly, moving forward with a transaction based on an acquisition price of $65 per share would be in the best interests of Alpine’s stockholders. The Board therefore directed Alpine management to continue working to provide remaining due diligence to Vertex and negotiate a definitive acquisition agreement for the Board’s review and consideration. The representatives of Centerview then left the meeting and the Board discussed formalizing the engagement of Centerview as Alpine’s financial advisor. Members of Alpine’s management reviewed with the Board fees paid to financial advisors in comparable transactions and, after discussion, based on Centerview’s reputation and experience in the life sciences sector, expertise and qualifications in transactions of this nature and familiarity with Alpine, the Board authorized Alpine to enter into an engagement agreement with Centerview as Alpine’s financial advisor on the terms presented to the Board.

On April 7, 2024, Skadden sent Fenwick a revised draft of the Merger Agreement which, among other terms, proposed a termination fee equal to 3.9% of transaction equity value, and included a request that certain Alpine stockholders, referred to as supporting stockholders, enter into customary tender and support agreements.

On April 8, 2024, Dr. Gold and other Alpine executives met with executives of Vertex to give a due diligence presentation to the Vertex executives covering Alpine’s development pipeline and technology platform.

Also on April 8, 2024, a representative of Alpine received an inquiry from a reporter in connection with a potential media report that Alpine was weighing its strategic options after receiving inbound acquisition interest (the “Media Inquiry”).

Separately on April 8, 2024, representatives of Fenwick and Skadden discussed unresolved issues in the Merger Agreement and, in light of the Media Inquiry, Alpine’s desire to sign and announce a definitive agreement on April 10, 2024. Following this discussion, Fenwick sent to Skadden a draft Tender and Support Agreement.

Also on April 8, 2024, representatives of Alpine received a letter from Centerview disclosing its relationships with Vertex and its affiliates, which indicated that since January 1, 2022, Centerview had not been engaged on a fee-paying basis to provide financial advisory services to Vertex.

Shortly after midnight on April 9, 2024, Fenwick sent to Skadden a revised draft of the Merger Agreement which, among other terms, proposed a termination fee equal to 3.0% of transaction equity value.

Also on April 9, 2024, Skadden sent to Fenwick a revised draft of the Tender and Support Agreement, after which Fenwick sent to Skadden a further revised draft of the Tender and Support Agreement that included comments from the supporting stockholders’ counsel.

Later on April 9, 2024, representatives of Fenwick and Skadden discussed unresolved issues in the transaction. Following this discussion, on April 9, 2024, Skadden sent to Fenwick revised drafts of the Merger Agreement (which among other terms provided for a termination fee equal to 3.5% of transaction equity value) and the disclosure schedules. Later on April 9, 2024, Fenwick sent to Skadden further revised drafts of the Merger Agreement (which among other terms agreed to a termination fee equal to 3.5% of transaction equity value) and the disclosure schedules.

On the morning of April 10, 2024, Dr. Gold and Dr. Leiden discussed unresolved issues in the transaction which related to Alpine’s request to provide for “gross ups” of potential “excess parachute payment” taxes imposed by Sections 280G and 4999 of the Internal Revenue Code in connection with the transaction and to provide for employee severance. Following the discussion, Dr. Leiden agreed to Alpine’s severance request, but did not agree to allow Alpine to provide for any gross ups.

After the call between Dr. Gold and Dr. Leiden on the morning of April 10, 2024, the parties finalized the Merger Agreement, the disclosure schedules and the Tender and Support Agreement. Also on April 10, 2024, Alpine entered into an engagement letter with Centerview, dated as of April 7, 2024, engaging Centerview as Alpine’s financial advisor on the terms approved by the Board.

On April 10, 2024, midway through the trading day, a media report stated that Alpine was weighing its strategic options after receiving inbound acquisition interest (the “Media Report”). The Media Report did not name Vertex nor did it include a purported acquisition price. That day, the closing price for shares of Alpine common stock (preceding the announcement of the execution of the Merger Agreement) was $47.04 per share, an increase of approximately 21% over the closing price for Alpine shares of common stock on April 9, 2024 (the “Unaffected Date”).

Later on April 10, 2024, the Board held a meeting, with members of Alpine’s senior management and representatives of Centerview and Fenwick present. Alpine’s management and the representatives of Centerview discussed Vertex’s completion of its due diligence over the preceding week. Representatives of Fenwick then reviewed the terms of the Merger Agreement, the final execution version of which had been previously distributed to the members of the Board, including the transaction structure, closing conditions, definition of “Company Material Adverse Effect,” fiduciary “deal protection” provisions, including Alpine’s ability to respond to an unsolicited topping bid and the size of the termination fee payable by Alpine if it terminated the Merger Agreement to accept a superior proposal, regulatory provisions, provisions regarding employees, and interim operating covenants. The Board noted that the Offer Price and Merger Consideration represented a 67% premium to the trading price at which the Shares closed on April 9, 2024, the Unaffected Date, and a 73% premium to the 30-day volume weighted average trading price of the Shares as of April 9, 2024. A representative of Fenwick noted that Centerview had previously provided Alpine with a letter disclosing its relationships with Vertex and its affiliates, which indicated that since January 1, 2022, Centerview had not been engaged on a fee-paying basis to provide financial advisory services to Vertex. At the meeting, representatives of Centerview reviewed with the Board Centerview’s financial analysis of the Offer Price and Merger Consideration, and rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 10, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “ —Opinion of Centerview Partners LLC.” The written opinion delivered by Centerview to the Board is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Following additional discussion and consideration of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously determined that the Offer, the Merger and the other Transactions were fair to and in the best interests of Alpine and its stockholders, approved and declared advisable the Merger and the execution, delivery and performance by Alpine of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, resolved that the Merger Agreement and the Merger would be governed by and effected under Section 251(h) of the DGCL and that the Merger would be consummated as soon as practicable following the Offer Closing Time, and resolved to recommend that stockholders of Alpine accept the Offer and tender their Shares pursuant to the Offer.

Following the Board meeting on April 10, 2024 and immediately following the closing of trading on the financial markets on that day, Alpine, Vertex and Purchaser executed the Merger Agreement, and Vertex, Purchaser and each supporting stockholder executed the Tender and Support Agreements.

Immediately after the Merger Agreement and the Tender and Support Agreements were executed, Alpine and Vertex issued a joint press release announcing the execution of the Merger Agreement and the Tender and Support Agreements.

Immediately after issuing the joint press release announcing the execution of the Merger Agreement and the Tender and Support Agreements, Alpine issued a press release regarding updated povetacicept clinical data, which reported that povetacicept administered subcutaneously once every four weeks continued to be well tolerated in IgAN with urine protein-creatine ratio reductions of greater than 60% observed at 36 weeks, associated with remission, resolution of hematuria, and stable renal function, and that Alpine had a successful end of phase 2 meeting with the U.S. Food and Drug Administration (“FDA”). Later on April 10, 2024, Alpine hosted an investor call and webcast.

On April 22, 2024, Purchaser commenced the Offer and Alpine filed this Schedule 14D-9. As of such date, neither Vertex nor Purchaser has had any conversations with any individual Alpine director or officer regarding post-Closing employment with Vertex.

Reasons for the Recommendation of the Alpine Board

In recommending that Alpine’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered the terms of the Offer, the Merger, the Merger Agreement and the other Transactions, consulted with members of Alpine’s senior management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value.

The Offer Price and Merger Consideration to be paid by Vertex would provide Alpine’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Shares. The Board considered:

•

Cash Consideration; Certainty of Value: the Offer Price and Merger Consideration to be received by Alpine’s stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to Alpine’s business or the financial markets generally;

•

Implied Premium: the relationship of the Offer Price and the Merger Consideration to recent trading prices of the Shares, including the fact that the Offer Price and the Merger Consideration represents:

•	a premium of approximately 67% to the closing price of Alpine common stock on April 9, 2024 (the trading day prior to the day on which the Transactions were announced);

•	a premium of approximately 73% to the volume-weighted average closing price of the shares of Alpine common stock over the 30 calendar day period ending on April 9, 2024;

•	a premium of approximately 56% to the 52-week high closing price of $41.60 per share of Alpine common stock as of April 9, 2024;

•	a premium of approximately 850% to the 52-week low closing price of $6.84 per share of Alpine common stock as of April 9, 2024; and

•	a premium of approximately 420% to the public offering price of $12.50 per share of Alpine common stock on November 6, 2023.

•

Highest Value Reasonably Obtainable: the fact that no other party that had been contacted with respect to a potential acquisition of Alpine expressed the desire and had the ability to pursue such a transaction, the Board’s conclusion that it was not likely any other party the Board had considered with respect to a potential acquisition of Alpine would have the desire and ability to pursue such a transaction, and the Board’s belief, in view of the discussions and negotiations with Vertex, that Vertex was unlikely to increase its offer above the Offer Price; and

•

Centerview Analysis and Fairness Opinion: the Board considered the oral opinion of Centerview rendered to the Board on April 10, 2024, which was subsequently confirmed by delivery of a written opinion dated April 10, 2024, that, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, as of April 10, 2024, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview Partners LLC.” The full text of Centerview’s written opinion, dated April 10, 2024, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference.

Prospects of Alpine

The Board considered Alpine’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as Alpine’s long-term business plan and prospects if it were to remain an independent public company, including:

•	the risks faced by Alpine as an independent public company, including:

•

Risks Related to Alpine’s Product Candidates. The status, early stage of development and prospects for Alpine’s current product candidates, including povetacicept, which is targeted to commence a Phase 3 clinical trial in the second half of 2024 and has not yet been approved for marketing by the FDA, and, notwithstanding clinical data to date, the risk that adverse events or developments may occur in the clinical trials of povetacicept that would require Alpine to delay or terminate further clinical activity, or that Alpine’s clinical trials may otherwise take longer than expected or be unsuccessful, and the risk that the FDA may ultimately not approve a New Drug Application for povetacicept or Alpine’s other current product candidates.

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Cost of and Need for Additional Capital. Alpine’s financial position, anticipated operating expenses and the need to raise substantial additional capital to fund development of its product candidates through later-stage clinical trials and potential commercialization and to continue operating its business, and the financial constraints on Alpine’s ability to pursue these activities if such financing were not available. The Board also considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and considered the uncertain cost of that capital and the substantial dilution that could result to Alpine’s existing stockholders from equity financing.

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Risks Related to Alpine’s Phase 3 Clinical Development Program for povetacicept for IgAN. The length of time, cost and related risks concerning the successful development and regulatory approval of povetacicept, including the risks that its Phase 3 clinical trial could take longer than expected and may have results that, even if positive, may not indicate a product profile that would be competitive with other products for the treatment of IgAN.

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Product Launch and Commercialization Risks for Povetacicept. The significant risks, uncertainties and costs of preparing to launch and commercialize povetacicept. As an emerging biopharmaceutical company with a limited commercial team and small employee base, launching a new product and related commercialization would require further building out of Alpine’s commercialization infrastructure, including its sales, production and distribution capabilities, which would require training and retaining additional sales personnel, scaling manufacturing capabilities and managing logistics for distribution to wholesalers, distributors, pharmacies, hospitals and other drug suppliers that would eventually distribute the product to patients, all of which would involve significant risks of execution, and be costly and time-consuming.

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Alpine’s Current Investigational Pipeline. The Board considered the status of and prospects for Alpine’s current investigational pipeline of programs that are not yet in clinical trials, the potential cost of these programs and the fact that these early-stage pipeline programs may not result in product candidates, that any clinical trials of these pipeline programs may not be successful, and that the FDA may not approve any of such resulting product candidates.

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Competitive Risks. Alpine’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies that have competitive advantages from their broader commercial scope and economies of scale in pricing.

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Employee Retention and Hiring. Alpine’s need to retain its senior management and employees, and Alpine’s need to recruit, retain and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors, and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation.

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the Board’s belief, after a comprehensive exploration of the above considerations, that the consummation of the Offer, the Merger and the other Transactions represents Alpine’s best reasonably available alternative for maximizing stockholder value.

Strategic Alternatives

The Board considered the other strategic alternatives available to Alpine, including:

•	the alternative of remaining an independent company, including the Projections and Alpine’s ability to raise equity capital to support an independent company;

•

the fact that Alpine engaged in a strategic process in which Alpine held discussions with, and provided diligence information to, a number of pharmaceutical companies in order to increase awareness of Alpine’s product candidates and technology platform, and together with Centerview at Alpine’s direction, contacted Company D, the party other than Vertex that Alpine believed would be capable of, and potentially interested in, an acquisition of Alpine, and such party declined to make an acquisition proposal; and

•

the possibility of other parties making an offer to acquire Alpine, including the timing and likelihood of such an offer, and the terms of the Merger Agreement allowing Alpine to terminate the Merger Agreement to enter into an alternative transaction as described below.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Offer, the Merger and the other Transactions would be consummated in a timely manner, including the following:

•

the Merger is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling Alpine’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Alpine’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to Alpine’s business pending the closing of the Merger;

•

the likelihood that the Offer, the Merger and the other Transactions would be consummated in a timely and orderly manner as a result of a number of factors, including (1) the Offer Price as compared to recent trading prices of the Shares, and the certainty of value to Alpine’s stockholders presented by the Offer; (2) the business reputation and significant financial resources of Vertex and intention of Vertex to consummate the Offer; (3) the track record of Vertex in completing acquisition transactions; (4) the fact that the Offer is not subject to any financing condition; (5) the nature of the conditions to the Offer and the Merger, including with respect to the definition of “Company Material Adverse Effect” in the Merger Agreement, providing a high degree of likelihood that the Offer and the Merger will be consummated; and (6) Alpine’s ability to specifically enforce the obligations of Vertex under the Merger Agreement, including its obligations to consummate the Offer and the Merger, and Alpine’s ability to seek damages upon any Willful Breach by Vertex or Purchaser of the Merger Agreement; and

•

the Board’s belief, following consultation with its legal advisors, that the Offer, the Merger and the other Transactions presented a limited risk of not achieving regulatory clearance or having a substantial delay due to regulatory review.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

•

the fact that, although Alpine is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine, in good faith, after consultation with a financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or would reasonably be expected to lead to, a “superior proposal” and, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law), (1) to furnish information with respect to Alpine to a person making such unsolicited acquisition proposal and (2) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•

Alpine’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a “superior proposal,” subject to certain conditions set forth in the Merger Agreement (including the right of Vertex to have an opportunity to revise the terms of the Merger Agreement) and Alpine’s obligation to pay the termination fee of $173 million, which is equal to approximately 3.5% of transaction equity value; and

•

the Board’s belief, after discussion with its advisors, that the termination fee of $173 million was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as the terms of the Merger Agreement itself, and was necessary to induce Vertex to enter into the Merger Agreement. The Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in Alpine and financial resources sufficient to consummate an alternative acquisition transaction with Alpine, were one to exist, from making a competing proposal for Alpine and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the Alpine stockholders than the Offer.

General Matters

The Board considered a number of other factors related to the Offer, the Merger and the other Transactions, including:

•	the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL;

•

the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Vertex nor employees of Alpine, and which retained and received advice from Fenwick & West and Centerview in evaluating, negotiating and recommending the terms of the Merger Agreement;

•

the fact that each of Decheng, AISLP, OrbiMed and Frazier, who collectively held approximately 25.5% of the outstanding Shares as of April 8, 2024, support the transaction with Vertex and agreed to enter into the Tender and Support Agreement after arms-length negotiation; and

•

the requirement that the Merger will only occur if the holders of a majority of Shares tender their Shares in the Offer, providing Alpine’s stockholders with the ability to approve or disapprove of the Merger.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Offer, the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

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the fact that the Offer Price and Merger Consideration, while providing relative certainty of value with respect to the closing consideration, would not allow Alpine’s stockholders to participate in the possible increases in company value that might occur following the completion of the Transactions, including positive outcomes of Alpine’s clinical trials for povetacicept and other research and development programs, future FDA approval of one or more of Alpine’s product candidates and potential sales and revenues from sales of such product candidates, which could result, if Alpine had remained independent, in future prices for the Shares in excess of the Offer Price and Merger Consideration;

•

the non-solicitation provisions of the Merger Agreement that restrict Alpine’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Alpine, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Alpine will be required to pay a termination fee of $173 million, which could have the effect of discouraging alternative proposals for a business combination with Alpine or adversely affect the valuation that might be proposed by a third party;

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the costs involved in connection with entering into and completing the Offer, the Merger and the other Transactions, the time and effort of Alpine’s management and certain other employees required to complete the Offer, the Merger and the other Transactions, and the related disruptions or potential disruptions to Alpine’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Alpine;

•

the terms of the Merger Agreement, including the operational restrictions imposed on Alpine between signing and closing (which may delay or prevent Alpine from undertaking business opportunities that may arise pending the completion of the Transactions or any other actions Alpine would otherwise take with respect to the operations of Alpine absent the pending Transactions);

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Offer, Merger and other Transactions;

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the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived, including that the completion of the Offer is conditioned on the satisfaction of the Minimum Tender Condition, which cannot be waived without the prior written consent of Alpine;

•	the fact that the payment of consideration pursuant to the Offer and Merger would generally be taxable to Alpine’s stockholders for U.S. federal income tax purposes; and

•	the risk that the proposed Offer and Merger might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of the Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Alpine; (2) the possibility that the marketplace would thereafter consider Alpine to be an unattractive acquisition candidate; and (3) the possible sale of the Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	Alpine’s operating results, particularly in light of the costs incurred in connection with the Offer, Merger and other Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with Alpine’s employees, suppliers, partners and others that do business or may do business in the future with Alpine.

During its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions, the Board also was aware of the fact that some of Alpine’s directors and executive officers have interests in the Transactions that differ from or are additive to their interests as Alpine stockholders generally, as more fully described in the section entitled “Arrangements with Current Executive Officers and Directors of Alpine.”

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously approved the Merger Agreement, the Offer, Merger and the other Transactions, and recommended that Alpine’s stockholders tender their Shares in the Offer.

This explanation of the Board’s reasons for recommending the adoption of the Merger Agreement and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section of this Schedule 14D-9 entitled “Item 8. Additional Information–Forward-Looking Statements.”

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of Alpine’s current directors or executive officers have entered into, committed to enter into, negotiated or discussed any arrangements or other understandings with Vertex, Purchaser or their respective affiliates regarding continued service, including equity participation, with Vertex, the Surviving Corporation or any of their respective subsidiaries from and after the Effective Time. It is possible that Vertex, Purchaser, the Surviving Corporation or their respective affiliates may enter into employment or other arrangements with Alpine’s management in the future.

Opinion of Alpine’s Financial Advisor

Opinion of Centerview Partners LLC

Alpine retained Centerview as financial advisor in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by Alpine, Vertex, Purchaser, or any of their respective wholly owned subsidiaries and (ii) any Appraisal Shares (as defined in the Merger Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Alpine or Vertex, “Excluded Shares”)) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. On April 10, 2024, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 10, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated April 10, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Alpine as to whether or not such stockholder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated April 10, 2024, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Alpine for the years ended December 31, 2023, December 31, 2022 and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Alpine;

•	certain publicly available research analyst reports for Alpine;

•	certain other communications from Alpine to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Alpine, including certain financial forecasts, analyses and projections relating to Alpine prepared by management of Alpine and furnished to Centerview by Alpine for purposes of Centerview’s analysis (which are referred to in this summary of Centerview’s opinion as the “Projections” and are summarized in the section entitled “—Certain Unaudited Prospective Financial Information of Alpine” beginning on page 34 of this Schedule 14D-9), which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data”.

Centerview also participated in discussions with members of the senior management and representatives of Alpine regarding their assessment of the Internal Data. Centerview also conducted such financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Alpine’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Alpine’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Alpine as to the matters covered thereby and Centerview relied, at Alpine’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Alpine’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Alpine, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Alpine. Centerview assumed, at Alpine’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Alpine’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Alpine, or the ability of Alpine to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Alpine’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Alpine or in which Alpine might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Alpine or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Alpine or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Alpine as to whether or not such stockholder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s written opinion, dated April 10, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order (if applicable) of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Alpine. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Alpine or any other parties to the Transactions. None of Alpine, Vertex, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Alpine do not purport to be appraisals or reflect the prices at which Alpine may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 9, 2024 (the trading day prior to the day on which the Transactions were announced) and is not necessarily indicative of current market conditions.

Centerview performed a discounted cash flow analysis of Alpine based on the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2024 using discount rates ranging from 12.0% to 14.0% (based on Centerview’s analysis of Alpine’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Alpine over the period beginning on July 1, 2024 and ending on December 31, 2046, utilized by Centerview based on the Projections, (ii) an implied terminal value of Alpine, calculated by Centerview by assuming that Alpine’s unlevered free cash flows set forth in the Projections would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 45% year over year, as directed by Alpine’s management, and (iii) tax savings from usage of Alpine’s federal net operating losses and research and development tax credits of $120 million as of December 31, 2023 and future losses offsetting up to 80% of taxable income, as provided by Alpine’s management, and (b) adding to the foregoing results (A) Alpine’s estimated cash of $329 million and no debt as of June 30, 2024, as provided by Alpine’s management, and (B) the impact of an assumed $300 million equity raise in 2024 and the net present value of the estimated cost of an assumed $400 million equity raise in 2026, as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated using the treasury stock method and taking into account outstanding options, restricted stock units and warrants) as of April 8, 2024, as set forth in the Internal Data, and taking into account the impact of the assumed equity raise in 2024, resulting in a range of implied equity values per Share of $51.75 to $63.80, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended April 9, 2024 (the trading day prior to the day on which the Transactions were announced), which reflected low and high stock closing prices for Alpine during such period of $6.84 to $41.60 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of April 9, 2024, which indicated low and high stock price targets for Alpine ranging from $41.00 to $55.00 per Share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving clinical stage biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (A) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (B) the highest closing price of the target company’s common stock during the 52-week period ended the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premium reference range of (a) 40% to 70% to Alpine’s closing stock price on April 9, 2024 (the trading day prior to the day on which the Transactions were announced) of $38.94, in the case of the analysis described in clause (A) above, and (b) 25% to 45% to the highest closing price of Alpine’s common stock during the 52-week period ended April 9, 2024 (the trading day prior to the day on which the Transactions were announced) of $41.60, in the case of the analysis described in clause (B) above, which resulted in an implied equity value range per Share of (i) approximately $54.50 to $66.20 per Share, rounded to the nearest $0.05, in the case of the analysis described in clause (A) above, and (ii) approximately $52.00 to $60.30 per Share, rounded to the nearest $0.05, in the case of the analysis described in clause (B) above.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Alpine with respect to the Offer Price and Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Alpine and Vertex and was approved by the Board. Centerview provided advice to Alpine during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Alpine or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to Alpine, and Centerview did not receive any compensation from Alpine during such period. In the two (2) years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory services to Vertex, and Centerview did not receive any compensation from Vertex during such period. Centerview may provide financial advisory and other services to or with respect to Alpine, Vertex or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds, and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Alpine, Vertex, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the life sciences sector, expertise and qualifications in transactions of this nature and familiarity with Alpine. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, Alpine has agreed to pay Centerview an aggregate fee of approximately $60 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $58 million of which is payable contingent upon consummation of the Transactions. In addition, Alpine has agreed to reimburse certain of Centerview’s expenses, and to indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement.

Certain Unaudited Prospective Financial Information of Alpine

Alpine does not, as a matter of course, publicly disclose long-term projections or internal projections of its future financial performance, revenues, earnings, financial condition or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s evaluation of the Transactions, certain non-public unaudited prospective financial information, including certain analyses and risk-adjusted financial forecasts and projections relating to Alpine on a standalone basis for fiscal years 2024 through 2046 (the “Projections”), previously prepared by Alpine’s management and then updated by Alpine management for purposes of evaluating a strategic business combination transaction, were provided to the Board. The Projections were also provided to Centerview, and Centerview was directed by the Board to use and rely upon the Projections in connection with its financial analysis and opinion summarized under the section entitled “—Opinion of Alpine’s Financial Advisor.” The Projections were not provided to Vertex.

The Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Alpine management at the time the Projections were created. In preparing the Projections, Alpine management assumed (1) that Alpine pursues the development and commercialization within the United States of povetacicept in IgAN, systemic lupus erythematosus, primary membranous nephropathy, warm autoimmune hemolytic anemia, and generalized myasthenia gravis (financing this with the proceeds of assumed equity financings, raising an aggregate of approximately $300 million in equity financing in the first year of the Projections and approximately $400 million in equity financing in the third year of the Projections); (2) that Alpine receives revenue from potential future partnerships for the development and commercialization of povetacicept for each of these indications outside of the United States, and other platform assets inside and outside of the United States, and does not receive revenue from direct sales outside of the United States; and (3) that Alpine does not earn revenue from the sale of any products or product development programs other than those described above, or incur any material development, regulatory, manufacturing or sales or marketing costs associated with any such products or product development programs described in this clause (3). The probability of success attributed to all indications for povetacicept and for other platform assets in the Projections, and the corresponding anticipated product candidate launch timelines, are based on good faith assumptions made by Alpine management.

The Projections were not prepared with a view to public disclosure or toward compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Alpine’s independent auditor has not examined, reviewed, compiled or otherwise performed any procedures with respect to the Projections, and accordingly assumes no responsibility for, and expresses no opinion or other form of assurance on, the Projections. By including the Projections in this Schedule 14D-9, neither Alpine nor any of its affiliates, officers, directors, advisors or other representatives, including Centerview, has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Alpine or any of its affiliates compared to the information contained in the Projections. Alpine has not made and makes no representation to Vertex, Purchaser, in the Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning the Projections or regarding Alpine’s actual performance compared to the Projections or that the Projections will be achieved.

The Projections are forward-looking statements. Forecasting the future cash flows associated with the development and commercialization of products in the clinical and early commercialization stages is a highly speculative endeavor. Although the Projections are presented with numerical specificity, the Projections reflect numerous variables, assumptions and estimates as to future events, including assumptions and estimates relating to Alpine’s ability to raise substantial amounts of capital in equity financing transactions in order to bring its product candidates through clinical trials, manufacture and commercialize such product candidates, and continue operating its business; the probability of success of clinical development and FDA approval of its product candidates and the timing of clinical trials, regulatory approval and commercial launch of these products; market demand for, and pricing of, its products; market size; market share; competition; reimbursement; distribution; estimated costs and expenses; contractual relationships; success of ongoing partnering or licensing agreements and any potential partnering or licensing agreements with third parties under which Alpine does or may develop or commercialize product candidates; ability to enter potential future partnering or licensing agreements with third parties; effective tax rate; utilization of net operating losses; and other relevant factors relating to Alpine’s long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond Alpine’s control. Alpine’s stockholders are urged to review Alpine’s SEC filings including the risk factors section in Alpine’s Annual Report on Form 10-K for the year ended December 31, 2023, for a description of risk factors with respect to Alpine’s business. Please also refer to the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions and general economic conditions that are subject to change. Further, there can be no assurance of the market for, approval of, or the timing of such approval of, Alpine’s product candidates, and it is possible that other products will be preferable. In addition, the Projections were prepared prior to the execution of the Merger Agreement and do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Merger or any of the Transactions, nor do they take into account the effect of any failure to complete the Merger or any of the Transactions. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections. Neither Alpine nor any of its affiliates assumes any responsibility for the accuracy of the information provided in the Projections.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, ALPINE DOES NOT INTEND, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN ALPINE PREPARED THE PROJECTIONS OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN NOT TO BE APPROPRIATE. SINCE THE PROJECTIONS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Certain of the measures included in the Projections are non-GAAP financial measures, including unlevered free cash flow, as noted below. Alpine’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Alpine. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Centerview.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior measure to, financial information presented in compliance with GAAP. Alpine’s stockholders should also note that these non-GAAP financial measures presented in this Schedule 14D-9 have no standardized meaning prescribed by GAAP, and therefore have limits in their usefulness. Because of the non-standardized definitions, the non-GAAP financial measures as used by Alpine in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and therefore may not be comparable to, similarly titled amounts used by other companies. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Board and to Centerview to evaluate the Transactions.

The following table presents a summary of the risk-adjusted management Projections (dollars in millions):

	Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue(1)	$150	$40	$34	$207	$150	$553	$557	$961	$1,713	$2,113	$2,505	$3,004	$3,606	$3,986	$4,357	$4,609	$4,760	$3,706	$2,019	$1,172	$689	$398	$241
Gross Profit(2)	150	40	34	207	142	538	533	915	1,640	2,013	2,377	2,849	3,422	3,773	4,119	4,352	4,491	3,492	1,895	1,100	647	373	226
EBIT(3)	(43)	(187)	(263)	(111)	(194)	185	136	455	1,195	1,553	1,891	2,333	2.871	3,180	3,479	3,657	3,732	2,910	1,539	890	517	312	187
Unlevered Free Cash Flow(4)	$52/($45)(5)	($189)	($265)	($115)	($209)	$125	$87	$307	$872	$1,146	$1,410	$1,750	$2,166	$2,403	$2,645	$2,793	$2,860	$2,339	$1,333	$770	$447	$268	$159

(1)	Total Net Revenue, as presented herein, reflects net revenue associated with product sales, as well as potential future royalty, upfront and milestone payments.
(2)	Total Gross Profit, as presented herein, reflects Total Net Revenue less the associated cost of sales.
(3)	Earnings before interest expenses and taxes (“EBIT”), as presented herein, reflects Gross Profit less total operating expenses.
(4)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) unlevered tax expense (assuming a tax rate of 23%, per Alpine management and excluding the impact of net operating losses), (ii) capital expenditures, and (iii) changes in net working capital, and plus (i) depreciation and amortization.

(5)	Reflects Unlevered Free Cash Flow for 2H2024 / Full Year 2024E.

Intent to Tender

To the knowledge of Alpine, each executive officer and director of Alpine currently intends to tender all of his or her Shares in the Offer. Decheng, AISLP, OrbiMed and Frazier entered into the Tender and Support Agreements concurrently with the execution of the Merger Agreement, as described in the section entitled “—Tender and Support Agreements,” pursuant to which they agreed to tender their respective Shares and pursuant to which Frazier agreed to certain limitations to the time period during which Frazier may exercise its Alpine Pre-Funded Warrants.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to Centerview’s engagement letter with Alpine, Alpine retained Centerview as its exclusive financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of Alpine as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as the financial advisor to the Board, Alpine has agreed to pay Centerview an aggregate fee of approximately $60 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $58 million of which is payable contingent upon consummation of the Transactions. In addition, Alpine has agreed to reimburse certain of Centerview’s expenses, and to indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement. Additional information related to Centerview’s retention as Alpine’s financial advisor is set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of Alpine’s Financial Advisor” and is hereby incorporated herein by reference.

Except as set forth above, neither Alpine nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Alpine on its behalf with respect to the Transactions or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by Alpine or, to the knowledge of Alpine after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Alpine is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of Alpine’s securities by Alpine, any subsidiary of Alpine or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Alpine or any subsidiary of Alpine; (iii) any purchase, sale or transfer of a material amount of assets of Alpine or any subsidiary of Alpine; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Alpine.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Alpine” is incorporated herein by reference.

Appraisal Rights

Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, Alpine stockholders and beneficial owners who continuously hold or own shares of Alpine common stock through the Effective Time, who do not tender their Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL, who properly demand and perfect appraisal of their Shares and who do not withdraw their demands or otherwise lose their rights of appraisal and who otherwise comply with the statutory requirements of Section 262 for perfecting appraisal rights will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that record holders or beneficial owners of Alpine common stock exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of shares of Alpine common stock unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Alpine common stock held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Merger is completed, Alpine stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their Shares; (ii) do not tender their Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL; (iii) hold such Shares on the date of the making of a demand under clause (i) and continue to hold their Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, each in accordance with the DGCL; and (v) otherwise comply with the statutory requirements and satisfy certain ownership thresholds set forth in Section 262 with respect to perfecting appraisal rights, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of Alpine common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below) required by Section 262(f). The shares of Alpine common stock are currently listed on a national securities exchange, and, assuming such shares remain listed on a national securities exchange immediately prior to the Merger (which Alpine expects to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of Alpine common stock eligible for appraisal as measured in accordance with subsection (g) of Section 262; or (b) the value of the aggregate Merger Consideration provided for such total number of Shares exceeds $1 million (conditions (a) and (b) referred to as the “ownership thresholds”).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve System (the “Federal Reserve”) discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided herein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) any interest therefore accrued prior to the time of such payment. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their Shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the Merger Consideration that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares.

Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, Alpine, before the effective date of the merger, or the Surviving Corporation, within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available and include in the notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes Alpine’s notice to the Alpine stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, Alpine believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their shares of Alpine common stock must satisfy ALL of the following conditions:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is April 22, 2024), deliver to Alpine a written demand for appraisal of Shares held, which demand will be sufficient if it reasonably informs Alpine of the identity of such stockholder or beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of such stockholder’s or beneficial owner’s Shares;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Filing Written Demand

Any Alpine stockholder or beneficial owner wishing to exercise appraisal rights must deliver to Alpine, within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is April 22, 2024), a written demand for the appraisal of such person’s Shares, and that person must not tender their Shares in the Offer. A person exercising appraisal rights must hold the Shares for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the Shares through the Effective Time. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above will constitute a waiver of appraisal rights.

Record Holders

A holder of record of shares of Alpine common stock is entitled to demand appraisal rights for the Shares registered in that holder’s name. A demand for appraisal in respect of shares of Alpine common stock by a holder of record must reasonably inform Alpine of the identity of the holder and state that the stockholder intends thereby to demand appraisal of the holder’s Shares in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

Alpine Immune Sciences, Inc.

188 East Blaine Street, Suite 200

Seattle, Washington 98102

(206) 788-4545

Attn: Chief Financial Officer

Any person entitled to appraisal rights who has delivered a written demand to Alpine and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to Alpine a written withdrawal of the demand for appraisal at any time within 60 days after the Effective Time. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time. If an appraisal proceeding is commenced, except with respect to any person who withdraws such person’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to an Alpine stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration.

Notice by the Surviving Corporation

If the Merger is completed, within ten days after the Effective Time, the Surviving Corporation will notify each Alpine stockholder who has properly made a written demand for appraisal pursuant to Section 262 and who has not tendered their Shares, and any beneficial owner who has demanded appraisal in accordance with Section 262, that the Merger has become effective and the effective date of the Merger.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant Shares) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by an Alpine stockholder or beneficial owner, demanding a determination of the value of the Shares held by all such persons entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the shares of Alpine common stock. Accordingly, any Alpine stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Alpine common stock within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of Alpine common stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which Alpine has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting Alpine stockholder within ten days after receipt by the Surviving Corporation of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of Alpine common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the Surviving Corporation the foregoing statements.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After notice to the persons shown on the Verified List as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold stock represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Alpine common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After determining persons entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to the persons seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of Alpine common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Merger Consideration they would receive pursuant to the Merger if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Merger Consideration is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although Alpine believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither Alpine nor Vertex anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of Alpine and Vertex reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Alpine common stock is less than the Merger Consideration. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights (assuming the Alpine common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of his, her or its shares of Alpine common stock under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s shares of Alpine common stock will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights (assuming the Alpine common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger) or if the person delivers to the Surviving Corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares of Alpine common stock or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time. If no petition for an appraisal is filed within the time period provided in Section 262, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights (assuming the Alpine common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or if the person delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s Shares within 60 days after the Effective Time, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a record holder’s or beneficial owner’s statutory appraisal rights. In that event, you will be entitled to receive the Merger Consideration for your Appraisal Shares in accordance with the Merger, without interest thereon and subject to any applicable withholding taxes. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

Anti-Takeover Statutes

Delaware

As a Delaware corporation, Alpine is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203 any other “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other form of anti-takeover laws, rules or regulations of any jurisdictions and Alpine believes that such acts and transactions are not subject to the restrictions of Section 203.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer, the Merger and any related documents for purposes of Section 203.

Washington

The laws of Washington, where Alpine’s principal executive office is located, impose additional restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, Section 23B.19 of the Washington Business Corporation Act (the “WBCA”), prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons who beneficially owns 10% or more of the voting securities of the target corporation, an “acquiring person,” for a period of five (5) years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	any transaction in which the acquiring person is allowed to receive any disproportionate benefit as a stockholder; and

•	the liquidation or dissolution of the target corporation.

Alpine may be considered a “target corporation” as its principal executive office is located in the state of Washington and it has a class of voting shares registered with the SEC pursuant to the Exchange Act, and: (i) a majority of its employees are residents of the state of Washington; (ii) either a majority of its tangible assets, measured by market value, are located in the state of Washington or it has more than $50 million worth of tangible assets located in the state of Washington; and (iii) it satisfies one or more of the following: (A) more than 10% of its stockholders of record are resident in the state of Washington; (B) more than 10% of its shares are owned of record by residents of the state of Washington; or (C) 1,000 or more of its stockholders of record are residents in the state of Washington.

Each of Vertex and Purchaser is not, nor at any time for the past five (5) years has been, an “acquiring person” of Alpine as defined in Section 23B.19 of the WBCA. In addition, in accordance with the provisions of Section 23B.19 of the WBCA, the Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described under the caption entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board” and, therefore, the restrictions of Section 23B.19 are inapplicable to the Offer, the Merger and the Transactions.

Alpine is not aware of any other anti-takeover laws or regulations that are applicable to the Offer, the Merger or the Transactions and has not attempted to comply with any anti-takeover laws or regulations other than as described above. If any “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other anti-takeover law becomes or is deemed to be applicable to Alpine, Vertex, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then Alpine and the Board will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable. In the event it is asserted that one or more anti-takeover laws is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Vertex might be required to file certain information with, or to receive approvals from, the relevant governmental authorities or holders of Shares, and Vertex might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Vertex may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals

Antitrust Compliance

Under the HSR Act, and the rules and regulations promulgated thereunder, certain transactions having a value above specified monetary thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by Vertex of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Within the 15 calendar day waiting period, Vertex may withdraw its Premerger Notification and Report Form, and refile it within two business days to provide the FTC and the Antitrust Division an additional 15 calendar day waiting period to review the transaction. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Vertex with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Vertex and Alpine. If either the 15 calendar day or 10 calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the waiting period may be extended only by court order or with Vertex’s and Alpine’s consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. As a practical matter, if a Second Request were issued, it could take a significant period of time to achieve substantial compliance with such Second Request, which could delay the Offer.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Alpine. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, notwithstanding the termination or expiration of the applicable waiting period under the HSR Act, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division could take such action as they deem necessary under the applicable statutes, including seeking to enjoin the completion of the Transactions, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Vertex and Alpine expect to file their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on or before April 24, 2024.

While neither Vertex nor Alpine expect to make any mandatory or voluntary filings with a foreign antitrust regulator, the Merger Agreement provides that, in specified conditions described further in Section 15 of the Offer to Purchase, approval of the Offer or the Merger by either the United Kingdom Competition and Markets Authority or the European Commission may become a condition to the consummation of the Offer, if either commences or gives notice that it intends to commence a merger investigation in respect to the Merger.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Alpine stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Vertex, Purchaser and Alpine will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Alpine stockholders in accordance with Section 251(h) of the DGCL.

Annual Report

For additional information regarding the business and the financial results of Alpine, please see Alpine’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain “forward-looking statements” relating to the proposed acquisition of Alpine by Vertex. These forward-looking statements are not based on historical fact and include statements regarding the ability of Alpine and Vertex to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction, Alpine’s and Vertex’s beliefs and expectations and statements about the benefits sought to be achieved by Vertex’s proposed acquisition of Alpine, the potential effects of the acquisition on both Alpine and Vertex, and the possibility of any termination of the Merger Agreement. Forward-

looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “intend,” and other similar expressions, among others. These forward-looking statements are based on current assumptions that involve risks, uncertainties, and other factors that may cause actual results, events, or developments to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to future events and trends that Alpine believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Alpine. There can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Alpine’s stockholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Merger and the Offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement on Alpine’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. Moreover, Alpine operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Alpine believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Additional factors that may affect the future results of Vertex and Alpine are set forth in their respective filings with the SEC. These forward-looking statements speak only as of the date they are made, and Alpine and Vertex undertake no obligation to update forward-looking statements, and readers are cautioned not to place undue reliance on such forward-looking statements.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated April 22, 2024 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated April 22, 2024, as published in The New York Times on April 22, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Vertex and Alpine dated April 10, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Alpine on April 10, 2024).

(a)(1)(G)	Email to Service Providers of Alpine, dated April 10, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Alpine on April 10, 2024).

(a)(1)(H)	Employee FAQ for Alpine Employees, dated April 10, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Alpine on April 10, 2024).

(a)(1)(I)	Investor FAQ for Alpine Investors, dated April 10, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Alpine on April 10, 2024).

(a)(1)(J)	Corporate Presentation for Alpine Investors, dated April 10, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by Alpine on April 10, 2024).

(a)(1)(K)	Press Release for Alpine Investors, dated April 10, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Alpine on April 10, 2024).

(a)(5)*	Opinion of Centerview Partners LLC, dated April 10, 2024 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated April 10, 2024, by and among Vertex, Purchaser and Alpine (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Alpine on April 10, 2024).

(e)(2)(A)	Form of Tender and Support Agreement (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(2)(B)	Form of Frazier Tender and Support Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)(A)	Mutual Confidentiality Agreement between Alpine and Vertex, dated February 14, 2024 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)(B)	Mutual Confidentiality Agreement between Alpine and Vertex, dated March 21, 2024 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(4)	Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 filed with the SEC by Alpine on June 25, 2015).

(e)(5)	Form of Notice of Stock Option Grant and Stock Option Agreement for Employees under the Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 filed with the SEC by Alpine on June 25, 2015).

(e)(6)	Form of Notice of Stock Option Grant and Stock Option Agreement for Non-Employee Directors under the Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 filed with the SEC by Alpine on June 25, 2015).

(e)(7)	Alpine Immune Sciences, Inc. (now known as AIS Operating Co., Inc.) Amended and Restated 2015 Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8POS filed with the SEC by Alpine on September 11, 2017).

(e)(8)	Form of Option Agreement under the Alpine Immune Sciences, Inc. (now known as AIS Operating Co., Inc.) Amended and Restated 2015 Stock Plan, as amended (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8POS filed with the SEC by Alpine on September 11, 2017).

(e)(9)	Alpine Immune Sciences, Inc. 2018 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Alpine on June 17, 2020).

(e)(10)	Form of Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Alpine on June 14, 2018).

(e)(11)	Form of Restricted Stock Unit Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Alpine on January 27, 2020).

(e)(12)	Change of Control and Severance Policy, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Alpine on January 5, 2024).

(e)(13)	Alpine’s Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Alpine on June 14, 2023).

(e)(14)	Alpine’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Alpine on January 26, 2023).

(e)(15)	Form of Indemnification Agreement entered into by and between Alpine and its directors and officers (incorporated by reference to Exhibit 10.18 to the Registration Statement Amendment on Form S-1 filed with the SEC by Alpine on May 13, 2015).

(e)(16)	Nivalis Therapeutics, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 filed with the SEC by Alpine on June 25, 2015).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Alpine Immune Sciences, Inc.

Date: April 22, 2024	By:	/s/ Paul Rickey
Name: Paul Rickey
Title: Senior Vice President and Chief Financial Officer

Annex A

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 April 10, 2024

The Board of Directors

Alpine Immune Sciences, Inc.

188 East Blaine Street, Suite 200

Seattle, WA 98102

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Alpine Immune Sciences, Inc., a Delaware corporation (the “Company”), of the $65.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Parent”), Adams Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $65.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company, Parent, Merger Sub, or any of their respective wholly owned subsidiaries and (ii) any Appraisal Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $65.00 per Share in cash, without interest (the $65.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been

The Board of Directors

Alpine Immune Sciences, Inc.

April 10, 2024

engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 10, 2024 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information applied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all liable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or

The Board of Directors

Alpine Immune Sciences, Inc.

April 10, 2024

this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The Board of Directors

Alpine Immune Sciences, Inc.

April 10, 2024

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC